

September 16, 2011

<u>Via E-mail</u>
Wayne A. Doss
President
Innocent, Inc.
2000 NE 22nd Street
Wilton Manors, FL 33305

Re: Form 10-K for the fiscal year ended August 31, 2010
Filed November 26, 2010
Form 10-Q for the quarterly period ended November 30, 2010
Filed January 14, 2011
Form 10-Q for the quarterly period ended February 28, 2011
Filed April 29, 2011
Form 10-K/A for the fiscal year ended August 31, 2010
Filed May 27, 2011 and September 8, 2011
Form 10-Q/A for the quarterly period ended November 30, 2010
Filed May 27, 2011
Form 10-Q for the quarterly period ended May 31, 2011
Filed July 15, 2011
Form 10-Q/A for the quarterly period end May 31, 2011
Filed September 12, 2011
File No. 333-150061

Dear Mr. Doss:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief